United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2016

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On July 27, 2016, at 9:30 am, met, ordinarily, at Av. dos Portugueses S/N, Auditório dos Ferroviários, Praia do Boqueirão, São Luis, MaranhãoMessrs. Gueitiro Matsuo Genso — Chairman, Dan Conrado, Marcel Juviniano Barros, Fernando Jorge Buso Gomes, Alberto Ribeiro Guth, Eduardo Refinetti Guardia, Lucio Azevedo, and the alternates Messrs. Eduardo de Oliveira Rodrigues Filho and Yoshitomo Nishimitsu, and also Mr. Clovis Torres as secretary, having unanimously resolved upon the following: “RESIGNATION AND NOMINATION OF MEMBER OF THE VALE’S BOARD OF DIRECTORS — The Board of Directors hereby acknowledges the resignation letter delivered by Mr. Tarcísio Massote de Godoy to his position as Effective Member of the Board of Directors of Vale, the Board of Directors expressed its gratitude to Mr. Tarcísio Massote de Godoy for the services rendered to the company. Immediately thereafter approved the nomination of Mr. EDUARDO REFINETTI GUARDIA, Brazilian, married, economist, bearer of the Identity card  #11.329.884-5 issued by SSP/SP,  enrolled at Brazilian Taxpayer Registry (CPF/MF) under #088.666.638-40, with commercial address at Ministério da Fazenda, Esplanada dos Ministérios, bloco “P”, 4º floor, room 428, Brasília, DF, as Effective Member of the Vale’s Board of Directors. The Director appointed herein, whose term shall last until the next Shareholders’ Extraordinary General Meeting to be held after the one who was convened on 07.11.2016, present at the meeting, declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976). Then, the Statement of Consent of Senior Managers to the Corporate Governance Level 1 Listing Agreement of BM&FBovespa and its respective Listing Regulation was duly executed by the new Director and, thereafter, he accepted his position.” Besides that, it was presented as an information item, the following subject: RESIGNATION OF MEMBER OF THE VALE’S BOARD OF DIRECTORS — The Board of Directors hereby acknowledges the resignation letter delivered by Mr. Luciano Galvão Coutinho to his position as Effective Member of the Board of Directors of Vale, the Board of Directors expressed its gratitude to Mr. Luciano Galvão Coutinho for the services rendered to the company.” I hereby attest that the items above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

São Luis, 27th July, 2016.

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: July 27, 2016		Director of Investor Relations